Exhibit 99.1

ARBE ROBOTICS LTD. AND SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2026

IN U.S. DOLLARS

UNAUDITED

- - - - - - - - - - - - - - - - - - - - - - -

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	June 30, 2026	December 31, 2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,037	$4,028
Restricted cash	280	280
Short-term bank deposits	36,601	40,690
Trade receivable, net	807	571
Other assets - funds held in escrow	25,051	24,525
Derivative assets	237	-
Prepaid expenses and other receivables	1,733	1,685

Total current assets	69,746	71,779

NON-CURRENT ASSETS:

Operating lease right-of-use assets	1,465	893
Property and equipment, net	999	1,176

Total non-current assets	2,464	2,069

Total assets	$72,210	$73,848

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

	June 30, 2026		December 31, 2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$422		$774
Operating lease liabilities	485		679
Employee and payroll accruals	4,120		3,706
Convertible bonds	24,047		24,757
Accrued expenses and other payables	1,109		2,950
Derivative liabilities	145		50

Total current liabilities	30,328		32,916
LONG-TERM LIABILITIES:
Operating lease liabilities	1,375		1,351
Warrant liability	4		12

Total long-term liabilities	1,379		1,363

SHAREHOLDERS’ EQUITY:
Ordinary Shares	*	)	*	)
Additional paid-in capital	358,397		338,947
Accumulated deficit	(317,894)		(299,378)

Total shareholders’ equity	40,503		39,569

Total liabilities and shareholders’ equity	72,210		$73,848

*)	Represents less than $1.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2026	2025

Revenues	1,164	314
Cost of revenues	1,297	797

Gross loss	(133)	(483)

Operating expenses:

Research and development, net	15,112	17,909
Sales and marketing	2,307	2,678
General and administrative	3,626	3,771

Total operating expenses	21,045	24,358

Operating loss	(21,178)	(24,841)

Financing income, net	2,662	865

Net loss	(18,516)	(23,976)

Basic and diluted net loss per ordinary share	(0.15)	(0.23)

Weighted-average number of shares used in computing basic and diluted net loss per ordinary share	125,576,293	104,497,312

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares				Additional paid-in	Accumulated	Total
	Number	Amount			capital	Shareholders’	equity

Balance at December 31, 2025	109,188,112	$	*	)	$338,947	$(299,378)	$39,569

Issuance of ordinary shares, net of issuance costs	13,225,000		-		17,081	-	17,081
Stock-based compensation	-		-		2,222	-	2,222
Stock-based compensation to service providers	-		-		91	-	91
Exercise of options and vested RSUs	2,406,881		-		56	-	56
Exercise of warrants	2,485,849		-		-	-	-
Net loss	-		-		-	(18,516)	(18,516)

Balance at June 30, 2026 (Unaudited)	127,305,842	$	*	)	358,397	(317,894)	40,503

*)	Represents less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share data)

	Ordinary Shares				Additional paid-in	Accumulated	Total
	Number	Amount			capital	Shareholders’	equity

Balance at December 31, 2024	85,749,331	$	*	)	$275,453	$(252,957)	$22,496

Issuance of ordinary shares, net of issuance costs	10,332,031		-		30,758	-	30,758
Stock-based compensation	-		-		5,573	-	5,573
Stock-based compensation to service providers	-		-		364	-	364
Exercise of options and vested RSUs	3,827,714		-		440	-	440
Conversion of convertible debentures	8,233,177		-		21,837	-	21,837
Exercise of warrants	342,682		-		493	-	493
Net loss	-		-		-	(23,976)	(23,976)

Balance at June 30, 2025 (Unaudited)	108,484,935	$	*	)	334,918	(276,933)	57,985

*)	Represents less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2026	2025
Cash flows from operating activities

Net Loss	(18,516)	(23,976)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	243	267
Share-based compensation	2,222	5,573
Warrants to service providers	91	364
Revaluation of warrants	(8)	(7)
Revaluation of convertible bonds	(477)	613
Finance income, net	(1,857)	(2,063)

Changes in operating assets and liabilities:

Increase in trade receivable	(236)	(131)
Decrease (increase) in prepaid expenses and other receivables	(48)	536
Operating lease ROU assets and liabilities, net	(39)	104
Decrease in trade payables	(374)	(137)
Increase in employees and payroll accruals	414	287
Increase (decrease) in Derivative Liabilities / Assets	(142)	247
Increase (decrease) in accrued expenses and other payables	(1,841)	325
Net cash used in operating activities	(20,568)	(17,998)

Cash flows from investing activities:
Change in bank deposits, net	4,710	(42,337)
Purchase of property and equipment	(44)	(84)
Net cash provided by (used in) investing activities	4,666	(42,421)

Cash flows from financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	17,081	30,758
Proceeds from conversion of convertible debentures	-	21,696
Proceeds from exercise of warrants	-	493
Proceeds from exercise of options	56	440
Redemption of convertible bonds	(233)	-
Net cash provided by financing activities	16,904	53,387

Increase (decrease) in cash, cash equivalents and restricted cash	1,002	(7,032)
Effect of exchange rate fluctuations on cash and cash equivalent	7	148
Cash, cash equivalents and restricted cash at the beginning of period	4,308	13,768
Cash, cash equivalents and restricted cash at the end of period	5,317	6,884

Supplemental non-cash disclosure:
Purchase of property and equipment	22	37
Issuance of convertible bonds	-	21,837

Supplemental disclosure of cash flows activities:
Interest paid	563	287

The accompanying notes are an integral part of the condensed interim consolidated financial statements

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1: - General

a.	Arbe Robotics Ltd. (the “Company”) was founded and registered on November 4, 2015, and commenced its activity in January 2016. The Company, a global leader in perception radar solutions, is spearheading a radar revolution, enabling safe driver-assist systems today while paving the way to full autonomous-driving. The Company’s radar technology is a critical sensor for L2+ and higher autonomy. The Company is a provider of imaging radar solutions, and we are leading a radar revolution, bringing uncompromised imaging capabilities to various markets. In the private automotive market we are enabling safe driver-assist systems today while paving the way for fully autonomous driving in the future. In the private automotive market, we are a Tier 2 supplier, empowering Tier-1 companies, which are companies that supply parts or systems directly to OEMs (car manufacturers), autonomous ground vehicles, commercial and industrial vehicles. We are both chipset providers and solution providers for other markets, such as defense and homeland security, roboraxi, robotrucks, offhighway vehicles and a wide array of safety applications with next-generation sensing based on our proprietary chipset and perception algorithms.

The Company’s ordinary shares are listed on the Nasdaq Stock Market (“Nasdaq”) and the Tel Aviv Stock Exchange (“TASE”) under the symbols “ARBE,” the Company’s publicly traded warrants are listed on Nasadaq under the symbol “ARBEW,” and the Company’s convertible bonds are listed on TASE. Pursuant to statutory exemption available for dual listed companies under the Israeli securities and companies’ laws, since the Company’s ordinary shares are listed on Nasdaq and TASE, the Company’s reporting requirements are in substance in accordance with the provisions applicable to Nasdaq listed foreign private issuers.

b.	On October 26, 2017, the Company established a Delaware subsidiary, Arbe Robotics US Inc. Arbe Robotics US Inc is engaged mainly in the Company’s sales and will operate as the Company’s distributor in the U.S.

c.	On February 5, 2024, the Company established a Chinese subsidiary, Shanghai Arbe Technologies Co., Ltd (“Arbe China”). Arbe China was formed to assist mainly in providing customer support in the China region.

d.	The Company depends on one supplier for the development and productization of its products. If this supplier fails to deliver or delays the delivery of the necessary products, the Company will be required to seek alternative sources of supply. A change in supplier could result in manufacturing delays and increased costs, which could result in a possible loss of sales which would adversely affect the Company’s business, prospects, results of operations and financial position.

As the Company operates internationally and its revenue is derived also from sales outside of Israel, the business is affected by inflation, supply chain issues and economic conditions in countries in which the Company is seeking to conduct business, security and cybersecurity issues, fiscal and monetary policies, tariffs, interest rates and regulations affection the automotive industry, the timing by the automotive and other industries on the introduction of unmanned automobiles and other unmanned devices, safety concerns and well as the effect of regional conflicts and steps taken by governments with respect to parties to such conflicts. As an Israeli company, the Company is also subject to the effect on Israel and the Israeli economy of the present hostilities with Iran and Hezbollah. On February 28, 2026, the United States and Israel launched military attacks against Iran. In support of Iran, Hezbollah commenced strikes against Israel, and Israel responded with air and ground attacks against Lebanon.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 1: - General (CONT.)

As a result of these hostilities, missiles and drones were fired at Israel, including Tel Aviv, on a daily basis. There was a call-up of Israel’s working population, including some of our employees. Although ceasefires have been announced, the ceasefires have been frequently violated.

As of the date of these financial statements, our operations and financial results have not been affected in any material manner, and we are constantly considering and taking different measures to address these conflict risks.

e.	The Company has incurred losses from operations since its inception and has had negative cash flow from operating activities. Based on its current operating plans, the Company believes that its existing cash and cash equivalents together with anticipated cash generated from operations will be sufficient to meet the Company’s working capital requirements for at least one year from the date of the issuance of these condensed consolidated financial statements.

Note 2: - Significant Accounting Policies

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements for 6 months ended June 30, 2026 have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. Accordingly, these interim condensed financial statements do not include all of the information and notes required by GAAP for complete financial statements. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments necessary for a fair presentation.

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions, including fair value of warrants, stock-based compensation.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 2: - Significant Accounting Policies (CONT.)

The balance sheet as of December 31, 2025 has been derived from the audited consolidated financial statements of the Company at that date but does not include all information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2025.

The significant accounting policies disclosed in the Company’s audited 2025 consolidated financial statements and notes thereto have been applied consistently to these unaudited interim consolidated financial statements. Results for the six months ended June 30, 2026 are not necessarily indicative of results that may be expected for the year ending December 31, 2026.

NOTE 3: - REVENUE

Disaggregation of Revenues

Revenue disaggregated by geography for the six months ended June 30, 2026 and 2025, based on the billing address of the Company’s customers, consists of the following:

	Six Months Ended June 30,
	2026		2025
	Revenue	% of Revenue	Revenue	% of Revenue
Revenue by geography:
Israel	$464	39.9%	$-	-%
China (excluding Hong Kong)	400	34.3%	-	-%
Sweden	195	16.8%	180	57.3%
USA	105	9%	118	37.6%
Hong Kong	-	-	16	5.1%
Total revenue	$1,164	100%	$314	100%

Revenue is derived from chipsets (74%) and professional services (26%).

Remaining Performance Obligation

The Company’s remaining performance obligations are comprised of product and services revenue not yet performed. As of June 30, 2026, the aggregate amount of the transaction price allocated to remaining performance obligations was $1,000 , which the Company expects to recognize as revenue over the next months.

Major Customers:

During the six months ended June 30, 2026, the Company had four customers that accounted for 37.8%, 34.4%, 16.8% and 9%, respectively, of revenues.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: - REVENUE (CONT.)

During the six months ended June 30, 2025, the Company had two customers that accounted for 57.4% and 37.5%, respectively, of revenues.

No other customer accounted for 10% or more of revenues in six months ended June 30, 2026 or 2025. The 10% customers were different customers in each of 2026 and 2025.

Note 4: - COMMITMENTS AND CONTINGENT LIABILITIES

a.	The Company participated in programs sponsored mainly by the Israeli Innovation Authority (“IIA”), an Israeli government agency, for the support of its research and development activities. Through June 30, 2026, the Company obtained grants aggregating to $3,984 for certain of its research and development projects. The Company is obligated to pay royalties to the IIA, amounting to 4% of the sales of the products and other related revenues generated from such projects. The maximum aggregate royalties paid generally cannot exceed 100% of the amount of the grants received, plus annual interest generally equal to 12-months SOFR applicable to dollar deposits, as published on the first business day of each calendar year. The obligation to pay these royalties is contingent on sales of the products and in the absence of such sales, no payment is required.

b.	On February 23, 2026, the Company received a VAT appeal decision from the Israeli VAT authorities, requiring it to pay an additional NIS 865,080 ($271) plus interest of NIS 310,448 ($97) in connection with October 2021 merger with Industrial Tech Acquisitions Inc. (“ITAC”) had not been previously approved for withholding by the VAT authorities The Company has appealed this decision.

Note 5: - LEASES

The Company has six non-cancelable operating lease agreements for office spaces in Israel. The leases have original lease periods expiring until 2027, some of which may include options to extend the leases for up to three additional years. The Company includes renewal options in the determination of the lease term when it is reasonably certain that such options will be exercised.

Supplemental cash flow information related to leases was as follows:

	Six months ended June 30,
	2026	2025

Cash payments and expenses related to operating leases	$(292)	$(307)

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 5: - LEASES (CONT.)

Maturities of lease liabilities as of June 30, 2026, were as follows:

Operating leases

2026 (six months ended December 31, 2025)	$350
2027	$615
2028 and after	$1,119

Total lease payments	$2,084

Supplemental balance sheet information related to operating leases was as follows:

June 30,
2026
Operating lease right-of-use assets	1,465
Current maturities of operating leases	485
Long-term operating lease liabilities	1,375
Weighted average remaining lease term (in years)	3.38
Weighted average discount rate	9.6%

Note 6: - DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company entered into several call option contracts during 2026 and 2025. The fair values of outstanding derivative instruments were as follows:

	June 30, 2026	December 31, 2025

Derivative assets	$237	$-
Derivative liabilities	$145	$50

During the six months ended June 30, 2026 and 2025, the Company, recognized finance income / loss of $142 and ($246), respectively, from these derivative positions.

Note 7: - warrant liability

As a result of the October 2021 Merger with ITAC, the Company assumed a derivative warrant liability related to 3,112,080 private placement warrants assumed by the Company. The warrants expire on October 7, 2026.

The Company utilizes a Black-Scholes option pricing model to estimate the fair value of the private placement warrants and the convertible warrants (hereinafter: the “warrants”) and are considered a Level 3 fair value measurement. Black-Scholes option pricing model takes into consideration certain parameters in computation of the fair value of the warrants which the significant parameter is expected volatility. The Company computed a sensitivity analysis of the fair value to changes of the expected volatility. The volatility impact of +/-5% on the warrants’ fair value is approximately $2.41.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 7: - warrant liability (CONT.)

The warrants are measured at each reporting period, with changes in fair value recognized in the statement of operations. For the six months ended June 30 2026 and 2025 the Company recognized ($8) and ($7), respectively, with respect with those warrants as finance expenses (income).

Note 8: - CONVERTIBLE BONDS

On January 16, 2026, pursuant to the amendment of the terms of the bonds, convertible bonds in the aggregate principal amount of NIS 836,842 were, voluntarily redeemed for approximately $230.

Note 9: - Share Capital

On January 26, 2026, the Company raised gross proceeds of $18,500 in an underwritten registered public offering, for sale of 13,225,000 ordinary shares at a purchase price of $1.40 per share. The aggregate net proceeds, after issuance costs, received by the Company from the offering were $17,081. The offering closed on January 27, 2026.

Note 10: - SHARE BASED COMPENSATION

a.	A summary of the stock option activity under the Company’s equity plans during the six months ended June 30, 2026 is as follows:

	Outstanding share options	Weighted- average exercise price ($)	Weighted average remaining contractual life (years)	Aggregate intrinsic value ($ in thousands)
Options:
Outstanding as of December 31, 2025	4,083,497	4.38	5.53	326,730

Granted	-	-
Forfeited	(206,462)	3.728
Exercised	(75,470)	0.815
Outstanding as of June 30, 2026	3,801,565	4.486	5.856	199,314

Exercisable as of June 30, 2026	3,453,222	4.713	4.552	199,314

Options and RSUs available for future grants	2,369,274

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

Note 10: - SHARE BASED COMPENSATION (CONT.)

A summary of the Company’s RSUs activity during the six months ended June 30, 2026 is as follows:

Numbers of RSUs
RSUs:
Outstanding as of December 31, 2025	3,143,418
Granted	3,527,125
Forfeited	(178,437)
Vested	(2,331,411)
Outstanding as of June 30, 2026	4,160,695

b.	Fair value factors:

No options were granted during the six months ended June 30, 2026 and 2025.

c.	The following table presents share-based compensation expense for employees included in the Company’s consolidated statements of operations:

	Six months ended June 30,
	2026	2025

Research and development	1,624	3,702
Sales and marketing	177	930
General and administrative	390	849
Cost of revenues	31	92

Total stock-based compensation expense	2,222	5,573

Share-based compensation expenses are not deductible for Israeli income tax purposes, and therefore the Company did not recognize any tax benefits related to the share-based compensation for the six months ended June 30, 2026 and 2025.

During the six months ended June 30, 2026 and 2025, the Company recognized the total fair value of warrants issued to non-employee service providers of $91 and $364, respectively.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11: - NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

The following table sets forth the computation of basic and diluted net loss per ordinary share for the periods presented:

	Six months ended June 30,
	2026	2025
Basic and diluted
Numerator:
Net loss	$(18,516)	$(23,976)

Denominator:
Weighted-average shares used in computing loss per share attributable to ordinary shareholders, basic and diluted	125,576,293	104,497,312
Loss per share attributable to ordinary shareholders, basic and diluted	$(0.15)	$(0.23)

The potential ordinary shares that were excluded from the computation of diluted net loss per share attributable to ordinary shareholders for the six months ended June 30, 2026 and 2025 because including them would have been anti-dilutive are as follows:

	Six months ended June 30,
	2026	2025

Convertible bonds	9,265,580	3,309,320
Warrants	26,268,168	26,268,168
Outstanding share options and RSUs	7,962,260	7,415,451

Total	43,496,008	36,992,939

NOTE 12: - SEGMENT INFORMATION

The Company operates as a single operating and reportable segment and is managed on a consolidated basis. The Company’s Chief Executive Officer, who is the chief operating decision maker (“CODM”), allocates resources and evaluates performance primarily based on net loss.

The CODM regularly reviews revenues, operating expenses by function, assets, liabilities and cash balances. The CODM also reviews stock-based compensation expense separately from the consolidated statements of operations and Adjusted EBITDA. Assets, liabilities, and cash balances are based on the amounts reported in the consolidated balance sheets.

Adjusted EBITDA, a non-GAAP measurement, represents net loss adjusted for financial expenses (income), net, depreciation and amortization, stock-based compensation expense and other non-cash or non-recurring items, as applicable. The CODM also uses Adjusted EBITDA to evaluate operating performance, compare actual results to budgets and forecasts, and support capital allocation and strategic planning decisions.

ARBE ROBOTICS LTD. AND ITS SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12: - SEGMENT INFORMATION (CONT.)

The following table presents financial information for the Company’s single reportable segment for the six months ended June 30, 2026 and 2025. The table includes the measure of segment profit or loss used by the CODM, Adjusted EBITDA, as well as significant segment expenses regularly reviewed by the CODM:

	Six months ended June 30,
	2026	2025

Revenues	$(1,164)	$(314)
Cost of revenues	1,297	797
Gross margin ($)	(133)	(483)

Operating Expenses:
Research and development, net	13,421	14,046
Sales and marketing	2,116	1,723
General and administrative	3,227	2,744
Total operating expenses	18,764	18,513

Stock-based compensation	2,281	5,845

Operating loss	(21,178)	(24,841)

Financial income, net	(2,662)	(865)

Net loss	(18,516)	(23,976)

Adjusted EBITDA	$(18,622)	$(18,637)

	Six months ended June 30,
	2026	2025

GAAP net loss attributable to ordinary shareholders	$(18,516)	$(23,976)
Add:
Financial income, net	(2,662)	(865)
Depreciation	243	267
Share-based compensation	2,222	5,573
Warrants to service providers	91	364

Adjusted EBITDA	$(18,622)	$(18,637)

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